October 1, 2018

VIA EDGAR
==========
Megan Miller
Staff Accountant
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:	Starboard Investment Trust; File Nos. 333-159484 and 811-22298

Dear Ms. Miller,
On September 21, 2018, you provided comments by telephone to Tanya Cody to the annual reports of certain series of the Trust (the "Funds"). The series and reporting period are set forth in Exhibit A to this letter. Please find below a summary of those comments and the Trust's responses, which the Trust has authorized Greenberg Traurig LLP to make on behalf of the Trust.
All Funds
Comment 1. Please use the most recent version of Form N-CSR going forward.
Response. Going forward, Registrant will be sure to use the most recent version of Form N-CSR.
Cavalier Funds
Comment 2. For all the Cavalier Funds, please explain why the sub-advisory fees paid to the sub-advisors are not disclosed in the notes to the financial statements.
Response. The fund accountant has confirmed to the Registrant that the fees paid to the sub-advisors will be disclosed in the notes to the financial statements going forward.
Comment 3. Please explain supplementally what the due to broker amount is on the balance sheet for the Cavalier Dynamic Growth Fund given that the notes to the financial statements indicate that there were no outstanding derivatives in the Fund as of the end of the fiscal year.
Response. The Registrant has confirmed that the due to broker amount was due to borrowings during the fiscal year as described in Note 9 to the Financial Statements.
Comment 4. The Cavalier Fundamental Growth Fund and the Cavalier Growth Opportunities Fund consistently report high portfolio turnover in their financial highlights. If frequent and active trading is a part of each Fund's principal investment strategy, please ensure that this is disclosed in the prospectus along with the associated risks.
Response. The Registrant has already updated its prospectus to include frequent and active trading in the principal investment strategy for each Fund and included the related risks in the principal investment risks for each Fund.
Alpha Risk Tactical Rotation
Comment 5. Please explain supplementally why the expense ratio presented for the Fund in the annual report differs from that presented in the prospectus for the Fund dated September 13, 2017.
Response.  The expense table in the Prospectus was calculated based on Fund level average net assets versus Class level average net assets that were used in the Financial Highlights in the Annual Report.  This issue has since been addressed so that the expense table in the Prospectus will now match the Annual Report going forward.

Arin Large Cap Theta Fund
Comment 6. In the financial highlights of the Fund, it notes in footnote (g) to the table that the net expense ratio excludes interest. Please note that the expense ratio in the table must include the interest going forward.
Response. The Registrant will do as described above going forward.
Crow Point Small-Cap Growth Fund
Comment 7. In the financial highlights of the Fund, please include only the expense ratio with interest included in the table. If the Fund would like to include the expense ratio excluding interest, it should do so only in the footnotes to the table.
Response. The Registrant will do as described above going forward.
* * *

If you have any questions or comments, please contact the undersigned at 214.665.3685.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Cody

Tanya L. Cody

Exhibit A

Fund	Reporting Period End Date
Alpha Risk Tactical Rotation Fund	5.31.18
Arin Large Cap Theta Fund	2.28.18
Cavalier Adaptive Income Fund	5.31.18
Cavalier Dynamic Growth Fund	5.31.18
Cavalier Fundamental Growth Fund	5.31.18
Cavalier Global Opportunities Fund	5.31.18
Cavalier Hedged High Income Fund	5.31.18
Cavalier Multi Strategist Fund	5.31.18
Cavalier Tactical Rotation Fund	5.31.18
Crow Point Growth Fund (fka Goodwood SMID Long/Short Fund)	5.31.18
Matisse Discounted Closed-End Fund Strategy	3.31.18
Nebraska Fund	5.31.18